GAMESTAR INTERACTIVE, INC.

AUDITED FINANCIAL STATEMENTS FOR THE YEARS ENDING DECEMBER 31, 2020, AND DECEMBER 31, 2019

GAMESTAR INTERACTIVE, INC.

Audited Financial Statements

FOR THE YEARS ENDING DECEMBER 31, 2020 AND DECEMBER 31, 2019

CONTENTS OF REPORT

PROCYON FINANCIAL LLC

24A Trolley Square #2289

Wilmington, DE 19806

Independent Auditor's Report

To the Shareholders of GAMESTAR INTERACTIVE, INC.

9E LOOCKERMAN STREET, DOVER

KENT, 19901

I have audited the accompanying financial statements of GAMESTAR INTERACTIVE, INC., which comprise the Balance Sheet as of December 31, 2020, and December 31, 2019, and the related Statements of Income, Changes in Shareholders' Equity and Cash Flows for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation and maintenance of internal control relevant to the preparation of financial statements that are free from material misstatement whether due to fraud or error.

Auditor's Responsibility

My responsibility is to express an opinion on these financial statements based on the audit. The audit was conducted in accordance with auditing standards generally accepted in the United States. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement in the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, I express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my opinion.

Opinion

In my opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of GAMESTAR INTERACTIVE, INC. as of December 31, 2020, and December 31, 2019, and the results of its operations and cashflows for the years then ended in conformity with U.S. generally accepted accounting principles.


Colorado
08/15/2021

GAMESTAR INTERACTIVE, INC.

BALANCE SHEET

AS OF DECEMBER 31, 2020, AND DECEMBER 31, 2019

		As of December 31, 2020	As of December 31, 2019
Assets			
Current assets:			
Cash and cash equivalents	$	-	-
Total current assets		-	-
Non-current assets:			
Fixed Assets:		-	-
Less accumulated depreciation		-	-
Total Fixed Assets		-	-
Intangible assets:			
Licenses		1,080,000	1,035,000
Less accumulated amortization-Licenses		(358,510)	(114,432)
Software		15,916	-
Designs & Content		27,318	-
Total intangible assets		**764,724**	**920,568**
Other non-current assets:			
Receivables from shareholders		748	748
Total other non-current assets		**748**	**748**
Total Assets	$	**765,472**	**921,316**
Liabilities & Shareholders' Equity			
Current liabilities:			
Payables due to Licensees	$	775,000	160,000
Total current liabilities		**775,000**	**160,000**
Non-current Liabilities:			
Payables due to Licensees		15,000	775,000
Payables due to Affiliates		1,013,724	432,172
Total non-current liabilities		**1,028,724**	**1,207,172**
Total Liabilities:	$	**1,803,724**	**1,367,172**

The accompanying notes are an integral part of these financial statements.

GAMESTAR INTERACTIVE, INC.

BALANCE SHEET

(Continued)

FOR THE YEARS ENDING DECEMBER 31, 2020, AND DECEMBER 31, 2019

		As of December 31, 2020	As of December 31, 2019
Equity:			
Common Stock (1,000,000 shares authorized; 74,800 shares issued and outstanding; $0.01 par value)		748	748
Retained Earnings (accumulated deficit)		(446,604)	-
Net income (loss)		(592,396)	(446,604)
Total Equity:		**(1,038,252)**	**(445,856)**
Total Liabilities & Equity	$	**765,472**	**921,316**

The accompanying notes are an integral part of these financial statements.

GAMESTAR INTERACTIVE, INC.

STATEMENT OF INCOME

FOR THE YEARS ENDING DECEMBER 31, 2020, AND DECEMBER 31, 2019

		2020	2019
Revenue:			
Sales	$	-	-
Refunds		-	-
Net Sales Revenue		-	-
Cost of goods sold:		-	-
Gross Profit		-	-
Expenses:			
General & Administrative expenses		120,000	100,000
Consultancy & Business Management		201,281	105,949
Advertising & Marketing		3,775	2,725
Legal & Professional Services		5,246	3,099
Travel & Transportation		18,016	120,399
Amortization		244,078	114,432
Total Expenses		**592,396**	**446,604**
Income (loss) from Operations		**(592,396)**	**(446,604)**
Other Income (Expenses):			
Total Other Income (Expenses)		-	-
Net Income (loss)	$	**(592,396)**	**(446,604)**

The accompanying notes are an integral part of these financial statements.

GAMESTAR INTERACTIVE, INC.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE YEARS ENDING DECEMBER 31, 2020, AND DECEMBER 31, 2019

	Common Stock			
	Shares	Amount	Retained Earnings (accumulated deficit)	**Total**
Beginning Balance, December 31, 2018	-	-	-	-
Issuance of Common stock	74,800	748	-	**748**
Net income (loss)	-	-	(446,604)	**(446,604)**
Ending Balance, December 31, 2019	**74,800**	**748**	**(446,604)**	**(445,856)**
Issuance of Common Stock	-	-	-	-
Net income (loss)	-	-	(592,396)	**(592,396)**
Ending Balance, December 31, 2020	**74,800**	**748**	**(1,039,000)**	**(1,038,252)**

The accompanying notes are an integral part of these financial statements.

GAMESTAR INTERACTIVE, INC.

STATEMENT OF CASH FLOWS

FOR THE YEARS ENDING DECEMBER 31, 2020, AND DECEMBER 31, 2019

		As of December 31, 2020	As of December 31, 2019
Cash flow From Operating Activities:			
Net loss	$	(592,396)	(446,604)
Adjustments to reconcile net income to net cash provided (used) by operating activities:			
Amortization		244,078	114,432
Changes in:			
Receivables from shareholders		-	(748)
Payables due to Licensees (Current portion)		615,000	160,000
Payables due to Licensees (noncurrent portion)		(760,000)	775,000
Net cash provided (used) by operating activities		**(493,318)**	**602,080**
Cash flow From Investing Activities:			
Licenses		(45,000)	(1,035,000)
Software		(15,916)	-
Designs & Content		(27,318)	-
Net cash provided (used) by investing activities		**(88,234)**	**(1,035,000)**
Cash flow from Financing Activities			
Payables due to Affiliates		581,552	432,172
Issuance of Common Stock		-	748
Net cash provided (used) by financing activities		**581,552**	**432,920**
Increase in Cash		-	-
Cash, beginning of year		-	-
Cash, end of year	$	-	-

The accompanying notes are an integral part of these financial statements.

GAMESTAR INTERACTIVE, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDING DECEMBER 31, 2020, AND DECEMBER 31, 2019

About the Company & its Nature of operations

GAMESTAR INTERACTIVE, INC. (the Company), is a Delaware Corporation incorporated on April 29th, 2019. The Company operates in the digital entertainment industry and creates, markets, distributes and sells Social Games on Demand ('SGOD') and downloadable and streaming content using property rights granted by third parties.

Fiscal year:

The Company operates on a December 31st year-end.

Basis of accounting

The Company's financial statements are presented in accordance with accounting principles generally accepted in the U.S.

Risks and Uncertainties

As is common for early stage startups, the company is heavily reliant on external financing to grow and scale operations. No revenue has been recognized yet, and both the playable game content and the underlying digital platform through which the Company's digital products are distributed are currently in development. Considering the fact that the Company has only been established since 2019, the availability of financing from affiliates in the form of a non-recourse loan from the largest Company shareholder, that is only callable once the company reaches a $40,000,000 market capitalization, and the licenses that the Company managed to secure with relatively important players within the entertainment industry since 2019, no substantial doubt exists regarding the Company's ability to stay in operation in the future based on the evidence that was available in 2019 and 2020, and hence no going concern qualification was included within this report.

The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in

these conditions. Adverse conditions may include, recession, downturn or otherwise, local competition or changes in consumer taste.

These adverse conditions could affect the Company's financial condition and the results of its operations.

Additionally, the entertainment industry carries a substantial risk due to reliance on trends which could cause unexpected losses on certain developments.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. To increase the comparability of fair value measures, the following hierarchy prioritizes the inputs to valuation methodologies used to measure fair value:

Level 1 — Valuations based on quoted prices for identical assets and liabilities in active markets.

Level 2 — Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

Level 3 — Valuations based on unobservable inputs reflecting our own assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Cash and cash equivalents

The Company considers all highly liquid investments with an original maturity date of three months or less when purchased to be cash equivalents. The Company had no cash or cash equivalents as of December 31, 2020, and December 31, 2019.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which the services will be provided; (2) services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. The company made no sales as of the date of the financial statements.

Expense Recognition

The Company recognizes and records expenses for services, supplies and other products as they are incurred.

Intangible assets

Intangible assets are stated at their historical cost. Intangible items acquired must be recognized as assets separately from goodwill if they meet the definition of an asset, are either separable or arise from contractual or other legal rights, and their fair value can be measured reliably. Intangible assets recognized on Company books mostly consist of trademarks and licenses detailed below:

- A merchandising license agreement dated November 14th, 2019, where the Company was granted a non-exclusive right to use trademarks from two television series to produce, package, market, distribute and sell Social Games on Demand ('SGOD') including a physical board game utilizing and connected with certain digital game content (digital content could be available on a mobile companion application, PC, connected TV and console platforms). The term ends the earlier of (a) three years from the initial product

release date or (b) December 31, 2023. The distribution channels are geo-blocked, and the license applies only to the United States, Canada, Australia, and the United Kingdom.

The costs associated with this agreement amounted to $200,000 with $50,000 due in 2019, $50,000 due in 2020 and $100,000 due on the earlier of (a) launch of the licensed product, or (b) April 30, 2021. Royalties due on net sales are as follows: 15% of net sales of Program branded physical board games; 20% of net sales for all digital in-app purchases of program branded game content; and 10% of net sales attributable to such program branded game content included within the licensee's subscription services calculated as follows: (total time spent on Program branded content/total time spent in licensee subscription environment) x Net subscription revenues x 10%. In the event the licensor has received $400,000 in royalties from the Company during years 1-3, the licensee may extend the term for an additional two years and in the event the licensor has received $650,000 in royalties from the Company in years 4-5, the licensor and the Company will re-negotiate a mutually agreed upon trigger for the extension, based on the state of the business at that time, not to exceed $1,000,000.

- A merchandising license agreement dated September 19th, 2019, where the Company was granted a worldwide exclusive license (subject to certain exclusions) to use a DVD game in connection with physical board games utilizing and connected with certain digital game content which could be available on mobile, PC, connected TV and console platforms. The term ends the earlier of (a) three years from the initial release date or (b) June 30, 2023. The costs associated with this agreement amounted to $300,000 and consist of a $50,000 advance due in 2019, $50,000 originally due on or before the earlier of (a) the initial commercial release of the licensed product and (b) June 1, 2020, $100,000 originally due in 2020 and $100,000 due in 2021. Royalties due are as follows: 10% of the net wholesale price for all sales of physical board games, 10% of net revenue for all digital in-app purchases of the game's game content, 10% of net revenue attributable to such game digital

content included within the licensee's subscription service, calculated as: (total time spent on the game's content/total time spent in the licensee's subscription environment) x net revenue x 10%. In the event the licensor has received $1,500,000 from the Company, the Company can extend the term for an additional 3 years for a payment of $100,000 and in the event the licensor has received $1,500,000 during the first renewal term, the Company can extend the term, for an additional 3 years for a payment of $100,000.

- A merchandising agreement dated October 5th, 2020 (originally dated January 23, 2020) where the company was granted a nonexclusive (exclusive with respect to Social Games on Demand), non-transferable, limited license to use the licensee's trademarks and logos to produce, package, market, distribute and sell Social Games on Demand ('SGOD') including a physical board game utilizing and connected with certain digital game content (digital content could be available on a mobile companion application, PC, connected TV and console platforms). The term ends on December 31, 2023, with any extensions or renewals of the term to be mutually agreed upon at the completion of the initial term. The costs associated with this agreement amounted to $45,000 with $15,000 payable upon execution of the agreement, $15,000 payable in 2021 and $15,000 due in 2022. Royalties due are as follows: 14% of net sales of branded physical consumer products, 25% of net sales for all digital in-app purchases of program-branded game content and 10% of attributable net subscription revenue from licensed material content included within licensee's total subscription service. The territory covered by this agreement is the United States.

- A licensing agreement dated April 1, 2019 (and slightly amended on March 1, 2021), where the Company was granted a worldwide non-exclusive license to use the licensee's themes, plots, settings, titles, designs, artwork, logos, title treatment and certain sound effects to produce, package, market, distribute and sell Social Games on Demand ('SGOD') and other related products such as downloadable and streaming content. The term of the license

commences on April 1, 2019, and ends on December 31, 2023, and if the Company remitted royalties exceeding $1,500,000 by the expiration of the term; the Company has the option to extend the term for two additional years. The costs associated with the agreement amounted to $525,000. Royalties due are as follows: 15% of net sales for games, 30% of net revenue for downloadable content and 10% for streaming content.

- A merchandising license agreement dated December 20th, 2019, where the Company was granted a non-exclusive license to use trademarks associated with a television series to produce, package, market, distribute and sell Social Games on Demand ('SGOD'). The license ends the earlier of (a) three years from the initial product release date or (b) December 31, 2023. The distribution channels are geo-blocked, and the license applies only to the United States, Canada, Australia, and the United Kingdom. Royalties due on net sales are as follows: 15% of net sales of Program branded physical board games; 20% of net sales for all digital in-app purchases of program branded game content; and 10% of net sales attributable to such program branded game content included within the licensee's subscription services calculated as follows: (total time spent on Program branded content/total time spent in licensee subscription environment) x Net subscription revenues x 10%.

The trademarks and licenses are amortized using the straight-line method based on the terms of each license.

The Company evaluates the recoverability of intangible assets whenever events or changes in circumstances indicate that an intangible asset's carrying amount may not be recoverable. Such circumstances include but are not limited to the following: 1) a significant decrease in the market value of the asset, 2) a significant adverse change in the extent or manner in which an asset is used 3) an accumulation of costs significantly in excess of the amount originally expected for the acquisition of the asset. The Company measures the carrying amount of the asset against the

estimated undiscounted future cash flows associated with it. Should the sum of the expected future net cash flows be less than the carrying value of the asset being evaluated, an impairment loss would be recognized. The impairment loss would be calculated as the amount by which the carrying value of the asset exceeds its fair value. The fair value is measured based on quoted prices, if available. If quoted market prices are not available, the estimate of fair value is based on various valuation techniques, including the discounted value of the estimated future cash flows. The evaluation of asset impairment requires the Company to make assumptions about future cashflows over the life of the asset being evaluated. These assumptions require significant judgement and actual results may differ from assumed and estimated amounts.

No impairment charges were recorded as of December 31, 2020, and December 31, 2019.

General & Administrative expenses

This account consists of administrative expenses paid to the Company's Chief Operating officer. The expenses are recorded as incurred.

Consultancy & Business Management

This account consists of payments to various parties for services such as strategic business development, operational and production support as well as investment services. The expenses are recorded as incurred.

Payables due to affiliates

This account consists of balances that are related to an unsecured, non-recourse loan with an affiliated party; 'Imagination Entertainment Pty Ltd'. The loan does not bear any interest nor accrue any other fee, charge or cost during the period it remains outstanding. Additionally, as per the terms of the agreement, the loan is to be repaid within 7 days after the date at which the Company has achieved a market capitalization of $40,000,000. The amount covered by this loan is $1,013,724.

Equity

Under the articles of incorporation, the total number of shares of Common stock that the Corporation shall have authority to issue is one million (1,000,000) shares at a par value of $0.01 per share. As of December 31, 2020, and December 31, 2019, seventy-four thousand and eight hundred shares (74,800) of common stock have been issued and are outstanding, respectively.

Income taxes

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal years 2019 and 2020. Net operating losses will be carried forward to reduce taxable income in future years.

The Company is subject to franchise and income tax filing requirements in the State of Delaware.

Contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its Shareholders.

Subsequent events

The Company evaluated subsequent events through April 30th, 2021, the date on which the financial statements were available to be issued. There are no additional events that have occurred such that adjustments to the amounts or disclosures presented in the notes to the financial statements are warranted.